Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 7.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                             AW Computer Systems, Inc.
                             -------------------------
                                (Name of Issuer)

                               Class A Common Shares
                               ---------------------
                         (Title of Class of Securities)

                                    002448108
                                    ---------
                                 (CUSIP Number)

                               Peter J. DeAngelis
     c/o PDA Associates, Inc., P.O. Box 284, Ironia, NJ 07845 (201) 543-4002
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 7, 1997
                                 -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 7.

CUSIP NO.002448108


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Peter J. DeAngelis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     [   ](a)
                                                               [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                         7.       SOLE VOTING POWER:
                                                         529,000*
              NUMBER OF
                SHARES                   8.      SHARED VOTING POWER:
             BENEFICIALLY                                 None
               OWNED BY
                 EACH                    9.      SOLE DISPOSITIVE POWER
              REPORTING                                  529,000*
                PERSON
                 WITH                   10.      SHARED DISPOSITIVE POWER
                                                          None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         529,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         7.5%

14.      TYPE OF REPORTING PERSON:
         IN

         * Includes 50,500 Common Shares and warrants to purchase 50,500 Common Shares held by Margaret O. DeAngelis, the spouse of Mr. Peter J. DeAngelis, of which shares and warrants Mr. DeAngelis disclaims beneficial onwership.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 7.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054.

Item 2.  Identity and Background.

         The information required by this Item 2 is as follows:

         (a)      Name - Peter J. DeAngelis
         (b)      Residence or Business Address -     P.O. Box 284
                                                      Ironia, NJ  07845

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  (i)      Chief Executive Officer
                  (ii)     PDA Associates, Inc.
                  (iii)    Financial Consulting Firm
                  (iv)     PDA Associates, Inc.
                           P.O. Box 284
                           Ironia, NJ  07845

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case -- None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order -- None.

         (f)      Citizenship -- United States of America
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     Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 7.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and warrants and options to purchase Common Shares listed below:

                Securities                                            Purchase
                Purchased             Date of                         Price or
              (e.g. Shares,          Purchase        Number of          Other              Source
            Options, Warrants)       or Grant       Securities      Consideration         of Funds
          Options                    11/01/94        37,000         Consulting            Not Applicable
                                                                    Services

          Warrants(1)                04/27/96        96,000(4)      $4,800                Personal Funds

          Common Shares(1)           04/27/96        96,000(4)      $48,000               Personal Funds

          Options(2)                 11/01/96        50,000         Consulting            Not Applicable
                                                                    Services

          Options(3)                 04/07/97        250,000        Consulting            Not Applicable
                                                                    Services
          -----------------------

         (1) The Warrants and Common Shares were purchased as part of a unit offering consummated in April 1995, each unit consisting of one Common Share and a warrant to purchase one additional Common Share. The purchase price of each unit was $0.55, or an aggregate consideration of $52,800. $0.05 of the purchase price of each unit was separately allocated to the warrants.

         (2) In accordance with the Issuer's October 1992 Stock Option and Grant Plan; the exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.

         (4) Includes 50,500 Common Shares and warrants to purchase 50,500 Common Shares held by Margaret O. DeAngelis, the spouse of the Mr. Peter J. DeAngelis, of which shares and warrants Mr. DeAngelis disclaims beneficial onwership.

     Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 7.


Item 4.  Purpose of Transaction.

         The Common Shares and warrants and options to purchase Common Shares have been acquired by Mr. DeAngelis solely as a passive investment. Mr. DeAngelis may acquire additional securities of the Issuer if further securities can be acquired upon terms satisfactory to Mr. DeAngelis, if additional capital may be required by the Issuer or as compensation for his services as an officer or director. Except for the foregoing, Mr. DeAngelis has no plans or proposals which would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

     Signed and page numbered in accordance with Rule 0-3(b). Page 6 of 7.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. DeAngelis beneficially owns an aggregate of 529,000 Common Shares, or 7.5% of the outstanding Common Shares as of April 7, 1997, including 396,000 Common Shares which Mr. DeAngelis has the right to acquire within 60 days pursuant to options and warrants. Also includes 50,500 Common Shares and warrants to purchase 50,500 Common Shares held by Margaret O. DeAngelis, the spouse of Peter J. DeAngelis., of which shares and warrants Mr. DeAngelis disclaims beneficial owership.

         (b) Mr. DeAngelis has the sole power to vote or to direct the vote over 529,000 Common Shares and does not share the power to vote or to direct the vote over any Common Shares. Mr.
                  DeAngelis has the sole power to dispose or to direct the disposition of 529,000 Common Shares and does not share the power to dispose or to direct the disposition of any Common Shares. Included are 345,500 Common Shares held subject to options and warrants which do not carry any voting rights unless and until such warrants and options are exercised. Also includes 50,500 Common Shares and warrants to purchase 50,500 Common Shares held by Margaret O. DeAngelis, the spouse of Mr. Peter J. DeAngelis, of which shares and warrants Mr. DeAngelis disclaims beneficial onwership.

          (c) On April 7, 1997, Mr. DeAngelis received a grant of options to purchase 250,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for his services as a Consultant.

                  The only transaction involving Common Shares effected by Mr. DeAngelis during the past 60 days is the one reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

     Signed and page numbered in accordance with Rule 0-3(b). Page 7 of 7.


                                    SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April 16, 1997                                    /s/Peter J. DeAngelis
                                                              Peter J. DeAngelis